

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
10200 W. 44th Avenue, Suite 220
Wheat Ridge, CO 80033

> **Re: PFG Fund V, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed April 12, 2021**
> **File No. 024-11412**

Dear Mr. Amolsch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed April 12, 2021

General

1.   We note your response to comment 2 and that the provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act or Securities Act. Please revise the provision in the exhibit to clearly state that it does not apply to claims under the federal securities laws.

2.   We note that your prior performance tables include information for the year ended December 31, 2020 year-to-date. Please update your prior performance to include information for the completed year ended on December 31, 2020.

Financial Statements, page 63

3.   Please update your financial statements and financial information in an amended filing. Reference is made to Rule 8-08 of Regulation S-X.

    You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction